Consent of Independent Auditors

We consent to the incorporation by reference of our reports dated January 30, 2006, with respect to the consolidated financial statements of Microelectronica Española S.A.U., in the Registration Statements (Form F-3 No. 333-126774, Form F-3 No. 333-129291 form S-8 No. 333-127467) and related Prospectuses of M-Systems Flash Disk Pioneers Ltd.

RUSSELL BEDFORD

AUDITORES Y CONSULTORES, S.L.

(ROAC nº S-1357)

Gabriel Martínez

Valencia, 30th of January 2006.

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